UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: August 26, 2019

(Date of earliest event reported): March 14, 2016

APPLIQATE INC

(Exact name of issuer as specified in its charter)

Wyoming

(State or other jurisdiction of incorporation)

81-0953022

(I.R.S. Employer Identification No.)

1250 E 200 S, Ste 2F

Lehi UT 84043

(Full mailing address of principal executive offices)

Issuer’s telephone number, including area code: 385-429-2708

Title of each class of securities issued pursuant to Regulation A: Common stock, par value $0.001

The Company inadvertently failed to file this report related to an event in March 14, 2019. Although the Company has suspended its reporting requirements pursuant to Rule 257(d), this report is being filed in an effort to prevent a material misstatement or omission.

Item 6. Changes of Control of Issuer

1.	On March 14, 2019 Onlichain X Inc. obtained Four Hundred Million (400,000,000) restricted common shares of the Company, which amount constitutes 76.92% of the total Five Hundred Twenty Million (520,000,000) issued and outstanding common shares. As a result, Onlichain X Inc. obtained voting control of the Company.

2.	Effective March 14, 2019, the Board of Directors appointed Una Taylor to fill a vacancy on the Company’s Board of Directors in accordance with the terms of the Company’s Bylaws.

3.	Effective March 14, 2019, the Board of Directors appointed Darren Olayan to fill a vacancy on the Company’s Board of Directors in accordance with the terms of the Company’s Bylaw.

4.	Mr. Darren Olayan was appointed Chief Executive Officer effective at the close of business as of March 15, 2019.

5.	Ms. Una Taylor was appointed President effective at the close of business as of March 14, 2019.

Darren Olayan - CEO

Mr Olayan is an experienced executive with a history of working with international start-up businesses. He is skilled in the development of investor networks, transaction negotiation, business planning, marketing, and sales. Mr Olayan attended BYU Law School and earned a Master of Public Administration (MPA) degree focused in Finance & Entrepreneurship from Brigham Young University. Mr Olayan has been involved in many start-up businesses, has been an owner and partner in a private equity firm, developed strategic business relationships domestically and internationally, managed investors through exit strategies, served as an advisory board member in decisions on key mergers and services and built international sales teams and networks.

Una Taylor - President

Ms. Taylor is the former Chief Executive Officer of Rokk3r Inc (formerly Eight Dragons Company), a full-stack development Ecosystem for start-ups, which is headquartered in Miami, FL and commenced operations in 2017. Ms. Taylor seeks to help companies using innovation and vision to address the world’s biggest challenges and realize exponential opportunities. Ms. Taylor is also the Founder and CEO of Renewable Energy Supplies LLC, a Florida limited liability company. Renewable Energy Supplies LLC was founded in 2010 as an Alternative Energy Company with the goal of bringing renewable, non-polluting power to homes and businesses in the Caribbean region, Renewable Energy delivered the best products, training, and support needed to its growing customer base. Renewable Energy supplies re-sellers, contractors, integrators, and installers with reliable products and the training they need to design, install and maintain renewable energy systems. Ms. Taylor also served as a director of World Cup of Sales Inc. (an online cash prize sales tournament for college students that help startups launch their products) and served as its first Chief Product Officer.

Item 7. Departure of Certain Officers.

David L Anderson resigned as CEO and President effective at the close of business as of March 14, 2019.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Appliqate Inc.

By:	/s/ Darren Olayan
Name:	Darren Olayan
Title:	Chief Executive Officer, Director
Date:	August 26, 2019

By:	/s/ Una Taylor
Name:	Una Taylor
Title:	President, Director
Date:	August 26, 2019

By:	/s/ David Anderson
Name:	David Anderson
Title:	Director
Date:	August 26, 2019

By:	/s/ Una Taylor on behalf of Tomaz Strgar (By Proxy under Power of Attorney)
Name:	Tomaz Strgar
Title:	Director
Date:	August 26, 2019
(Signed by proxy)